Term sheet To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 39-A-VI dated February 22, 2010	Term Sheet Product Supplement No. 39-A-VI Registration Statement No. 333-155535 Dated January 7, 2011; Rule 433

Structured Investments	$ Return Enhanced Notes Linked to the MSCI World IndexSM due July 31, 2012

General

  The notes are designed for investors who seek a return of 1.5 times the appreciation of the MSCI World IndexSM up to a maximum total return on the notes that will not be less than 25.00%* or greater than 33.00%* at maturity. Investors should be willing to forgo interest and dividend payments and, if the Ending Index Level is less than the Initial Index Level, be willing to lose up to 98% of their principal. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing July 31, 2012†
  Minimum denominations of $1,000 and integral multiples thereof
  The terms of the notes as set forth below, to the extent they differ or conflict with those set forth in the accompanying product supplement no. 39-A-VI, will supersede the terms set forth in product supplement no. 39-A-VI. In particular, when the Ending Index Level is less than the Initial Index Level, the payment at maturity will be as described in “Key Terms — Payment at Maturity” in this term sheet, and not as described in the product supplement.
  The notes are expected to price on or about January 31, 2011 and are expected to settle on or about February 3, 2011.

Key Terms

Index:	The MSCI World IndexSM (the “Index”)
Upside Leverage Factor:	1.5
Payment at Maturity:

If the Ending Index Level is greater than the Initial Index Level, at maturity you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Index Return multiplied by 1.5, subject to a Maximum Total Return on the notes that will not be less than 25.00%* or greater than 33.00%* at maturity. For example, assuming a Maximum Total Return of 25.00%, if the Index Return is equal to or greater than 16.6667%, you will receive the Maximum Total Return on the notes of 25.00%*, which entitles you to a maximum payment at maturity of $1,250* for every $1,000 principal amount note that you hold. Accordingly, if the Index Return is positive, your payment per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return:

$1,000 +($1,000 × Index Return × 1.5)
*The actual Maximum Total Return on the notes will be set on the pricing date and will not be less than 25.00%* or greater than 33.00%*. Accordingly, the actual maximum payment per $1,000 principal amount note at maturity will not be less than $1,250* or greater than $1,330*.
If the Ending Index Level is equal to the Initial Index Level, you will receive the principal amount of your notes at maturity.
If the Ending Index Level is less than the Initial Index Level, you will lose 0.98% of the principal amount of your notes for every 1% that the Ending Index Level is less than the Initial Index Level, and your payment at maturity per $1,000 principal amount note will be calculated as follows:
$1,000 + ($1,000 x Index Return × 0.98)
If the Ending Index Level is less than the Initial Index Level, you could lose up to $980 per $1,000 principal amount note.
Index Return:	Ending Index Level – Initial Index Level Initial Index Level
Initial Index Level:	The closing level of the Index on the pricing date, which is expected to be on or about January 31, 2011
Ending Index Level:	The closing level of the Index on the Observation Date
Observation Date:	July 26, 2012†
Maturity Date:	July 31, 2012†
CUSIP:	48124A7K7
†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 39-A-VI

Investing in the Return Enhanced Notes involves a number of risks. See “Risk Factors” beginning on page PS-10 of the accompanying product supplement no. 39-A-VI and “Selected Risk Considerations” beginning on page TS-2 of this term sheet.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.
(2)

If the notes priced today, J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $10.00 per $1,000 principal amount note. This commission includes the projected profits that our affiliates expect to realize in consideration for assuming risks inherent in hedging our obligations under the notes. The actual commission received by JPMS may be less than $10.00 and will depend on market conditions on the pricing date. In no event will the commission received by JPMS exceed $15.00 per $1,000 principal amount note. See “Plan of Distribution” beginning on page PS-184 of the accompanying product supplement no. 39-A-VI.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

January 7, 2011

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 39-A-VI and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 39-A-VI dated February 22, 2010. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 39-A-VI, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 39-A-VI dated February 22, 2010:
   http://www.sec.gov/Archives/edgar/data/19617/000089109210000670/e37841_424b2.pdf

  Prospectus supplement dated November 21, 2008:
   http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

  Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us” and “our” refer to JPMorgan Chase & Co.

Selected Purchase Considerations

  CAPPED APPRECIATION POTENTIAL — The notes provide the opportunity to enhance equity returns by multiplying a positive Index Return by 1.5, up to the Maximum Total Return on the notes. The actual Maximum Total Return will be set on the pricing date and will not be less than 25.00% or greater than 33.00%, and accordingly, the actual maximum payment at maturity will not be less than $1,250 or greater than $1,330 per $1,000 principal amount note. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  LIMITED PROTECTION AGAINST LOSS — We will pay you your principal back at maturity if the Ending Index Level is not less than the Initial Index Level. If the Ending Index Level is less than the Initial Index Level, for every 1% that the Ending Index Level is less than the Initial Index Level, you will lose an amount equal to 0.98% of the principal amount of your notes. Accordingly, you will receive a payment equal to at least $20 per $1,000 principal amount note at maturity, subject to the credit risk of JPMorgan Chase & Co.
  DIVERSIFICATION OF THE MSCI WORLD INDEXSM — The return on the notes is linked to the MSCI World IndexSM. The MSCI World IndexSM is intended to measure the equity market performance of developed markets across the world, currently consisting of 24 developed countries. For additional information about the Index, see the information set forth under “The MSCI Indices,” in the accompanying product supplement no. 39-A-VI.
  CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 39-A-VI. Based on the opinion of our special tax counsel, Davis Polk & Wardwell LLP, provided in the accompanying product supplement, we believe that it is reasonable to treat, and we and you agree to treat, the notes as “open transactions” for U.S. federal income tax purposes. Assuming this characterization is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the “IRS”) or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements.

JPMorgan Structured Investments — Return Enhanced Notes Linked to the MSCI WorldSM Index	TS-1

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the equity securities composing the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 39-A-VI dated February 22, 2010.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative. Your investment will be exposed to a loss if the Ending Index Level is less than the Initial Index Level. For every 1% that the Ending Index Level is less than the Initial Index Level, you will lose an amount equal to 0.98% of the principal amount of your notes. Accordingly, you could lose up to $980 for each $1,000 principal amount note that you invest in.
  YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN — If the Ending Index Level is greater than the Initial Index Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the Index, which may be significant. We refer to this percentage as the Maximum Total Return, which will be set on the pricing date and will not be less than 25.00% or greater than 33.00%.
  CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the value of the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity, if any, described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Influence the Value of the Notes” below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of shares of the equity securities composing Index would have.
  THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK — Because the prices of the equity securities that are non-U.S. equity securities composing the Index are converted into U.S. dollars for the purposes of calculating the value of the Index, holders of the notes will be exposed to currency exchange rate risk with respect to each of the currencies in which the non-U.S. equity securities composing the Index trade. Your net exposure will depend on the extent to which such currencies strengthen or weaken against the U.S. dollar and the relative weight of the non-U.S. equity securities denominated in such currencies in the Index. If, taking into account such weighting, the U.S. dollar strengthens against such currencies, the value of the Index will be adversely affected and the payment at maturity, if any, may be reduced.
  NON-U.S. SECURITIES RISK — Most of the equity securities that compose the Index have been issued by non-U.S. companies. Investments in securities linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than about U.S. companies that are subject to the reporting requirements of the SEC, and generally non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies. The prices of securities in foreign markets may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL INFLUENCE THE VALUE OF THE NOTES — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of the Index;
    the time to maturity of the notes;
    the dividend rates on the equity securities underlying the Index;
    interest and yield rates in the market generally as well as in the markets of the equity securities composing the Index;
    a variety of economic, financial, political, regulatory and judicial events;
    the exchange rate or volatility of the exchange rate between the U.S. dollar and each of the currencies in which the equity securities composing the MSCI World Index are traded; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments — Return Enhanced Notes Linked to the MSCI WorldSM Index	TS-2

What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Index?

The following table, graph and examples illustrate the hypothetical total return at maturity on the notes. The “total return” as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume an Initial Index Level of 1300 and a Maximum Total Return on the notes of 28.00%. The actual Maximum Total Return will be set on the pricing date and will not be less than 25.00% or greater than 33.00%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table, graph and examples have been rounded for ease of analysis.

Ending Index Level	Index Return	Total Return

2340.00	80.00%	25.00%
2210.00	70.00%	25.00%
2080.00	60.00%	25.00%
1950.00	50.00%	25.00%
1820.00	40.00%	25.00%
1690.00	30.00%	25.00%
1560.00	20.00%	25.00%
1516.71	16.67%	25.00%
1495.00	15.00%	22.50%
1430.00	10.00%	15.00%
1365.00	5.00%	7.50%
1332.50	2.50%	3.75%
1313.00	1.00%	1.50%
1300.00	0.00%	0.00%
1235.00	-5.00%	-4.90%
1170.00	-10.00%	-9.80%
1105.00	-15.00%	-14.70%
1040.00	-20.00%	-19.60%
910.00	-30.00%	-29.40%
780.00	-40.00%	-39.20%
650.00	-50.00%	-49.00%
520.00	-60.00%	-58.80%
390.00	-70.00%	-68.60%
260.00	-80.00%	-78.40%
130.00	-90.00%	-88.20%
0.00	-100.00%	-98.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table on the previous page are calculated.

Example 1: The closing level of the Index increases from the Initial Index Level of 1300 to a Ending Index Level of 1365. Because the Ending Index Level of 1365 is greater than the Initial Index Level of 1300 and the Index Return of 5% multiplied by 1.5 does not exceed the hypothetical Maximum Total Return of 25.00%, the investor receives a payment at maturity of $1,075 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 5% × 1.5) = $1,075

Example 2: The closing level of the Index increases from the Initial Index Level of 1300 to a Ending Index Level of 1690. Because the Ending Index Level of 1690 is greater than the Initial Index Level of 1300 and the Index Return of 30% multiplied by 1.5 exceeds the hypothetical Maximum Total Return of 25.00%, the investor receives a payment at maturity of $1,250 per $1,000 principal amount note, the maximum payment on the notes.

Example 3: The closing level of the Index decreases from the Initial Index Level of 1300 to a Ending Index Level of 1170. Because the Index Return is negative and the Ending Index Level 1170 is less than the Initial Index Level, the investor receives a payment at maturity of $902 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × -10% × 0.98) = $902

Example 4: The level of the Index decreases from the Initial Index of 1300 to an Ending Index Level of 0.
Because the Index Return is negative and the Ending Index Level of 0 is less than the Initial Index Level of 1300, the investor receives a payment at maturity of $20 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × -100% × 0.98) = $20

JPMorgan Structured Investments — Return Enhanced Notes Linked to the MSCI WorldSM Index	TS-3

Historical Information

The following graph sets forth the historical performance of the MSCI World IndexSM based on the historical weekly closing levels of the Index from January 7, 2005 through December 31, 2010. The closing level of the Index on January 6, 2011 was 1283.66. We obtained the closing levels of the Index below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical closing levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Index on the pricing date or on the Observation Date. We cannot give you assurance that the performance of the Index will result in the full return of your initial investment in excess of $20 per $1,000 principal amount note.

JPMorgan Structured Investments — Return Enhanced Notes Linked to the MSCI WorldSM Index	TS-4